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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended December 31, 2000

                                       Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _______________ to _________________

                         Commission File Number 0-25294


A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                         RIVIANA FOODS INC. SAVINGS PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               RIVIANA FOODS INC.
                               2777 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019

                                   ----------

                         RIVIANA FOODS INC. SAVINGS PLAN


                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE



Report of Independent Public Accountants

Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000

Notes to Financial Statements

Schedule of Assets (Held at End of Year) as of December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Administrative Committee of
the Riviana Foods Inc. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Riviana Foods Inc. Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for Plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Houston, Texas
June 1, 2001



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                         RIVIANA FOODS INC. SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999



                                                           2000            1999
                                                       ------------    ------------
ASSETS:
   Investments, at fair value                          $ 36,248,088    $ 36,018,709
   Cash, noninterest-bearing                                     --             321

   Receivables-
     Employer contributions                                 154,521         153,561
     Employee contributions                                  67,299          61,755
     Accrued interest                                           850             527
                                                       ------------    ------------

                                   Total receivables        222,670         215,843
                                                       ------------    ------------

                                   Total assets          36,470,758      36,234,873

LIABILITIES:
   Other payables                                           (11,262)             --
                                                       ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $ 36,459,496    $ 36,234,873
                                                       ============    ============



   The accompanying notes are an integral part of these financial statements.

                         RIVIANA FOODS INC. SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



EMPLOYER CONTRIBUTIONS                                                           $    645,112

EMPLOYEE CONTRIBUTIONS                                                              1,689,903

ROLLOVERS                                                                              21,923

INTEREST AND DIVIDENDS                                                                589,008

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS:
   Common/collective trust funds                                                     (631,203)
   Common stock                                                                        26,732
                                                                                 ------------

                           Total net depreciation in fair value of investments       (604,471)

BENEFIT PAYMENTS AND WITHDRAWALS                                                   (2,116,852)
                                                                                 ------------

NET INCREASE                                                                          224,623

NET ASSETS AVAILABLE FOR PLAN BENEFITS
   Beginning of year                                                               36,234,873
                                                                                 ------------

   End of year                                                                   $ 36,459,496
                                                                                 ============



    The accompanying notes are an integral part of this financial statement.

                         RIVIANA FOODS INC. SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999



1. THE PLAN:

The following description of the Riviana Foods Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is for the exclusive benefit of the participating employees of Riviana Foods Inc. (the Company or the Employer) and their beneficiaries. The Plan is administered by an administrative committee (the Administrative Committee) which is appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Trustee

Merrill Lynch Trust Company, FSB (Merrill Lynch), is the trustee of the Plan.

Eligibility

Employees become eligible to participate in the Plan at the beginning of the month following completion of six months of service during which they completed 500 hours or more of service.

Contributions

The Plan, under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code), permits employees to make pretax contributions to the Plan. On a pretax basis, participants may contribute, by payroll deduction, 1 percent to 16 percent of their base pay. In addition, the Employer contributes an amount equal to 55 percent of employee pretax contributions up to 6 percent of their base pay. On an after-tax basis, participants may contribute, by payroll deduction, 1 percent to 16 percent of their base pay. In addition, the Employer contributes an amount equal to 50 percent of employee after-tax contributions up to 6 percent of their base pay. Total employee contributions to both options may not exceed 16 percent of an employee's base pay.

To be eligible for Employer matching on pretax contributions, participants must contribute on a pretax basis during the Plan quarter, be employed by the Employer at quarter-end and must not have taken a hardship withdrawal during the quarter. To be eligible for Employer matching on after-tax contributions, participants must contribute on an after-tax basis during the Plan quarter, be employed by the Employer at quarter-end and must not have taken an after-tax savings withdrawal during the quarter. As specified by the Plan, total Employer matching, on either pretax or after-tax, cannot exceed the matching on a total of 6 percent of each participant's base pay. Matching contributions on pretax contributions will be matched first. All Employer matching contributions are made after the end of each quarter.

Investment Options

The Plan provides for contributions to be invested among nine common/collective trust funds and the Company's common stock in accordance with participant investment elections.

Loans

Participants may obtain loans secured by the pledge of the participant's right, title and interest in the Plan. The interest rate on loans is based on bank prime lending rates at the time of the loan plus 1 percent. The loans are subject to certain limitations in the Plan's provisions.

Method of Allocation

The net income or loss on each fund is allocated daily to participants in the proportion of their balances to the total fund balance.

Benefit Payments and Withdrawals

Participants who terminate before the Plan quarter-end coinciding with their termination date for any reason other than death, disability or retirement (age
65) are entitled to receive the value in their Employer and employee contribution accounts. Participants who terminate at the Plan quarter-end for any reason other than death, disability or retirement (age 65) are entitled to receive the value in their Employer and employee contribution accounts on the Plan quarter-end plus all Employer contributions due for that current Plan quarter-end. Participants who terminate before the Plan quarter-end coinciding with their termination date as a result of death, disability or retirement (age
65) are entitled to receive the value in their Employer and employee contribution accounts plus all Employer contributions due for that current Plan quarter-end.

Vesting

Participants are fully vested in their contributions and any Employer contributions applied to their accounts as well as any earnings thereon.

Expenses

Plan expenses are paid either by the Company or by the Plan if not paid by the Company. For the year ended December 31, 2000, the Company paid for all Plan expenses.

2. SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation and
Gains (Losses) on Investments

Investments are reported at fair value. The Company's common stock is valued based upon quoted market prices. The common/collective trust funds are valued by the issuer based upon the market price of the underlying investments. The Merrill Lynch Income Accumulation Fund, which invests primarily in guaranteed investment contracts (GICs), synthetic GICs and U.S. Government securities, is fully benefit-responsive and had an average yield of 5.78 percent for the year ended December 31, 2000. Participant loans are valued at cost, which approximates fair value.

Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits.

Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets:

 2000-
   Asset Allocation Fund                               $   8,343,622
   Merrill Lynch Income Accumulation Fund                 10,382,311
   Participant loans                                       1,969,335
   S&P 500 Stock Fund                                     11,007,370
   Bond Index Fund                                         3,321,049

 1999-
   Asset Allocation Fund                                   8,632,660
   Merrill Lynch Income Accumulation Fund                 10,149,275
   Participant loans                                       1,930,089
   S&P 500 Stock Fund                                     13,217,995

3. RISK AND UNCERTAINTIES:

The Plan provides for various investments in the Company's common stock and common/collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4. RECONCILIATION OF FINANCIAL
   STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2000:

 Net assets available for Plan benefits per the financial statements                        $  36,459,496
   Less- Amounts allocated to withdrawing participants                                           (103,890)
                                                                                            -------------

 Net assets available for Plan benefits per the Form 5500                                   $  36,355,606
                                                                                            =============

The following is a reconciliation of benefit payments and withdrawals per the financial statements to the Form 5500 for the year ended December 31, 2000:

 Withdrawals per the financial statements                                                   $  2,116,852
   Add- Amounts allocated to withdrawing participants at December 31, 2000                       103,890
                                                                                            ------------

 Withdrawals per the Form 5500                                                              $  2,220,742
                                                                                            ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

5. FEDERAL INCOME TAX:

The Plan obtained its latest determination letter on May 9, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of December 31, 2000 and 1999.

6. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, all accounts will become payable in full.

7. RELATED-PARTY TRANSACTIONS:

Certain Plan investments are managed by Merrill Lynch or one of its subsidiaries. Merrill Lynch is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                                                                        SCHEDULE




                         RIVIANA FOODS INC. SAVINGS PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000



                                                                                     Shares or                     Current
       Identity of Issue                        Description of Investment            Face Value      Cost           Value
       -----------------                        -------------------------            ----------      ----          -------
BZW Barclays Global Investors               Asset Allocation Fund                        226,360      (a)        $ 8,343,622
BZW Barclays Global Investors               Bond Index Fund                              174,059      (a)          3,321,049
BZW Barclays Global Investors               S&P 500 Stock Fund                           213,238      (a)         11,007,370
BZW Barclays Global Investors               LifePath Income Fund                             648      (a)             10,380
BZW Barclays Global Investors               LifePath 2010 Fund                            10,864      (a)            208,378
BZW Barclays Global Investors               LifePath 2020 Fund                            10,526      (a)            227,045
BZW Barclays Global Investors               LifePath 2030 Fund                             6,231      (a)            146,675
BZW Barclays Global Investors               LifePath 2040 Fund                            15,062      (a)            389,051
Merrill Lynch Trust Company, FSB*           Cash, interest-bearing                   $     1,865      (a)              2,395
Merrill Lynch Trust Company, FSB*           Merrill Lynch Income Accumulation         10,382,311      (a)         10,382,311
                                               Fund
Merrill Lynch Trust Company, FSB*           Merrill Lynch Retirement Reserves              2,465      (a)              2,465
Riviana Foods Inc.*                         Common stock                                  12,128      (a)            238,012
The Plan*                                   Participant loans (interest              $ 1,969,335                   1,969,335
                                               rates ranging from 7.0%                                           -----------
                                               to 10.5%)

                                                     Total assets                                                $36,248,088
                                                                                                                 ===========



* Indicates a party in interest.

(a) Cost omitted for participant-directed investments.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                          RIVIANA FOODS INC. SAVINGS PLAN
                                                 (Name of Plan)


Date June 26, 2001                   By        /s/ JACK M. NOLINGBERG
    --------------------               -----------------------------------------
                                                 JACK M. NOLINGBERG
                                                   Vice President

Date June 26, 2001                   By        /s/ E. WAYNE RAY, JR.
    --------------------               -----------------------------------------
                                                 E. WAYNE RAY, JR.
                                        Vice President, Chief Financial Officer,
                                               Treasurer and Director

Date June 26, 2001                     * FRANK A. GODCHAUX III
    --------------------             Chairman of the Board


Date June 26, 2001                   By        /s/ JOSEPH A. HAFNER, JR.
    --------------------               -----------------------------------------
                                                 JOSEPH A. HAFNER, JR.
                                         Chief Executive Officer, President and
                                                       Director

Date June 26, 2001                   By           /s/ W. DAVID HANKS
    --------------------               -----------------------------------------
                                                    W. DAVID HANKS
                                         Executive Vice President and Director

Date June 26, 2001                   *By       /s/ ELIZABETH B. WOODARD
    --------------------                ----------------------------------------
                                                 ELIZABETH B. WOODARD
                                          (As Attorney-in-Fact for the person
                                                      indicated)

                                INDEX TO EXHIBITS



      EXHIBIT
      NUMBER                                DESCRIPTION
      -------                               -----------
       23.1                Consent of Independent Public Accountants
       24.0                Power of Attorney